Second Quarter 2010
Earnings Presentation
August 13, 2010

 Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as ‘‘expects,’’ ‘‘anticipates,’’
‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘estimates,’’ ‘‘projects,’’ ‘‘forecasts,’’ ‘‘will,’’ ‘‘may,’’ ‘‘should,’’ and similar expressions are forward-
looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:
 – unexpected future operating or financial results
 – delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
 – changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
 – our ability to obtain additional financing
 – changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
 – deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’ useful lives
 – delays or defaults by our contract counter-parties in performing their obligations to us
 – loss of one or more key members of our management team
 – changes in governmental rules and regulations or actions taken by regulatory authorities
 – adverse weather conditions that can affect production of the goods we transport and navigability of the river system
 – the highly competitive nature of the oceangoing transportation industry
 – the loss of one or more key customers
 – unexpected fluctuations in foreign exchange rates and devaluations
 – liabilities from future litigation
 – other factors discussed in the section titled ‘‘Risk factors” in our annual report on form 20-F for the year ended December 31, 2009
 – Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management’s discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.
Forward Looking Statements & EBITDA

($000's)	Six months ended June '10	Six months ended June '09	% Change	2Q 10	2Q 09	% Change
Revenues	$114,837	$112,697	2%	$60,607	$54,881	10%
Adjusted EBITDA [1] [2]	$37,244	$35,146	6%	$17,615	$18,072	-3%
Net income (loss) as reported	$8,485	$528	1507%	$660	($89)	
EPS as reported	$0.29	$0.02	1494%	$0.02	($0.00)	
Adjustments to net income as reported						
Unrealized non-cash gains on FFAs [3]	(1,250)	-		-	-	
Realized net gain on FFAs				1,251		
Income tax on Exchange Variance Provision [4]	(1,274)	3,178		(172)	3,027	
Adjusted Net income	$5,961	$3,706	61%	$1,739	$2,938	-41%
Adjusted EPS (In $ per share)	$0.20	$0.13	54%	$0.06	$0.10	-40%

Ultrapetrol’s 2Q 10 vs. 2Q 09 & Subsequent Events Highlights
(1) Includes discontinued operations
(2) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation
(3) Please refer to our 6-K filed August 12, 2010, with US SEC for a full disclosure on Non-Cash Gains on FFAs
(4) Provision for Income Tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business
2Q 10 revenues increased 73% for the River Business and 45% for the Offshore Supply Business, partially offset by a 50% decrease in Ocean Business revenues mainly driven by the sale of part of our ocean fleet
On August 3, 2010, the company withdrew its F-3 registration as a consequence of the completed transaction dated July 15, 2010, whereby Hazels (Bahamas) Investments Inc. purchased 2,977,690 shares of UP stock from
Solimar Holdings Ltd.
On August 4, 2010, we entered into an MOA whereby we agreed to sell our remaining Capesize vessel, Princess
Katherine

FINANCIAL HIGHLIGHTS RIVER *($000's)*	Six months ended June '10	Six months ended June '09	% Change	2Q 10	2Q 09	% Change
Net Tons Transported	**1,979,300**	**1,611,614**	**23%**	**1,106,272**	**691,038**	**60%**
Revenues	**$58,534**	**$43,125**	36%	**$34,259**	**$19,849**	73%
Voyage Expenses	(21,628)	(19,001)	14%	(12,399)	(9,209)	35%
Running Costs	(14,830)	(15,368)	-4%	(8,410)	(7,419)	13%
Administrative and commercial expenses	(5,420)	(4,979)	9%	(2,798)	(2,417)	16%
Other operating income (expenses)	53	(189)		56	(55)	
Investment in Affiliates	(132)	(7)	1786%	(102)	78	
Other net	(445)	(418)	6%	(235)	(239)	-2%
Segment Adjusted EBITDA	**$16,132**	**$3,163**	**410%**	**$10,371**	**$588**	**1664%**

River Business 2Q 2010 Highlights
Increase in voyage expenses is mainly attributable to the higher fuel consumption generated by larger volume of cargo transported during 2Q 10 as compared to 2Q 09
Fuel prices increased on average 29.1% quarter on quarter, resulting in higher fuel expenses compensated by fuel adjustments in revenues
Running costs increased by only 13% on 60% more cargo carried reflecting partially the fixed component in our running costs and also the improvements in efficiency of our operation in 2010
60% increase in volume loaded q-o-q
$14.4 million or 72.6% increase in Revenues in second quarter:
  Larger volume increased revenue by $10.2 million
  $4.2 million increase due to fuel price adjustment ($3.84/ton)

2Q 2010 vs 2Q 2009 - Breakdown per Ton Transported
(In $ / Ton)	1H 2010	1H 2009	Difference	2Q 2010	2Q 2009	Difference
Average Freight Rate	$27.16	$22.92	18.5%	$27.65	$23.81	16.2%
Difference	$4.24			$3.85
	Of which
Fuel adjustment explains	$3.50 or 82.7%			$3.84 or 99.8%
Average price increases and cargo mix explain	$0.74 or 17.3%			$0.01 (0.2% of freight)
Decrease in Running Costs	$2.04 or -21.4%			$3.13 or -29.2%
	Difference 1H 10 vs. 1H 09	Difference 2Q 10 vs. 2Q 09
Decrease in Other Voyage Expenses (Excluding Fuel)	$3.46 or -35%	$4.66 or -41%
Decrease in Running Costs	$2.04 or -21.4%	$3.13 or -29.2%
Total decrease in Operating Costs (Excluding Fuel )	$5.50 or -28%	$7.79 or -35%
Freight rates increased mostly as a consequence
of fuel price adjustments which are neutral (pass-
through) to our earnings as well as by tariff
renegotiations held with our clients
Effect of increase of volume loaded on cost per ton carried
Our average running costs per ton decreased 29.2% as a result of the higher volume transported which absorbed fixed cost components and also a result of efficiency gains. We may however see costs increase during the rest of 2010 if local currencies revalue compared to the U.S. dollar or if inflation measured in local currencies is not corrected by an equivalent devaluation
Freight revenues (price + cargo mix)
increased on average 0.2% in real terms q-o-q
and 17.3% for 1H 10 compared to 1H 09

Paraguay Seeded Area & Production
Million Hectares & Tons
8
7
6
5
4
3
2
1
0
2.4
5.9
2.7
6.9
2.6
4.0
2.7
7.2
2.8
6.5
2007
2008
2009
2010
2011
Seeded Area
Production

River Business 2Q 2010 Overview and Outlook

• River Business results have been robust
during 2Q 2010 and 1H 2010
• Iron ore production levels have normalized
after a drop during 2009
• More efficient cost structure will allow higher
margins as volume increases
(1) Source: USDA Foreign Agricultural Service - Updated July 13, 2010
+ 3.2 MT
USDA soy production for Paraguay estimate 7.2 million tons in 2010 80% increase with respect to FY 2009
• Punta Alvear Yard has launched 5 tank barges which will commence service in 3Q 2010
• Zonda I, our new 8,300 BHP heavy fuel-powered pushboat, has been operational since May 22,
2010 - performance has exceeded expectations in terms of speed and pushing capacity
• We currently have three pushboats (Pampero I, Cavalier X and Asuncion) on dry-dock for engine replacement which are estimated to be delivered during 2H 2010
• Seven additional pushboats are set to be re-engined until the end of 2011 as part of our original re-
engining program
River Business Strategy set for long-term growth

River Business Outlook - Pro-Forma

Revenues & EBITDA (In Millions)
0
20
40
60
80
100
120
79.1
18.5
93.4
17.7
111.7
14.4
99.9
18.4
2006
2007
2008
Pro-forma
Revenues adjusted by fuel price pass-through effect
Segment EBITDA

• Pro-Forma Assumptions:
Pro-Forma EBITDA Margin: Average of ’06- ’08 Actual Segment EBITDA
Margin i.e.: 18.4%
Pro-Forma Freight per Ton: Average of ’06- ’08 Actual RB Average Freight
Rate per Ton adjusted by fuel price pass-through effect i.e.: $23.2 per ton
Pro-Forma volume transported: equal to 2008 i.e.: 4.3 Million Tons

FINANCIAL HIGHLIGHTS OFFSHORE SUPPLY *($000's)*	Six months ended June '10	Six months ended June '09	% Change	2Q 10	2Q 09	% Change
Revenues	$25,648	$18,456	39%	$13,438	$9,284	45%
Voyage Expenses	(1,780)	(719)	148%	(706)	(312)	126%
Running Costs	(12,212)	(7,770)	57%	(5,751)	(3,686)	56%
Administrative and commercial expenses	(3,662)	(2,886)	27%	(1,747)	(1,595)	10%
Other operating income (expenses)	610	0		0	-	
Net income attributable to non-controlling interest in subsidiaries	(273)	(225)	21%	(125)	(95)	32%
Other net	3	(11.00)		0	(11)	
Net gains (losses) on derivatives	-	115		-	40	
Segment Adjusted EBITDA	**$8,334**	**$6,960**	**20%**	**$5,109**	**$3,625**	**41%**

Offshore Supply Business 2Q 2010 Highlights
  Our revenues increased 45% in 2Q 10 from 2Q 09. All our existing vessels are chartered long term at strong rates
 • Our UP Topazio commenced service in May 2010 and was chartered for 3 years
 • Our UP Rubi commenced her 4-year time charter in Brazil on September 2009
 • Our UP Safira and UP Esmeralda (both previously in the North Sea) operated in Brazil for the full second quarter of 2010 under new long term charters
 • UP Agua-Marinha and UP Diamante were re-chartered during 3Q 09 to Petrobras for 3 additional years at a rate higher than 2Q 09
  $0.4 million increase in voyage expenses
 • Voyage expenses increase mostly associated with brokerage costs of UP Rubi full 2Q 10 operation and UP Esmeralda and UP Safira operating in Brazil
 • Running costs increase of 56%
 • UP Rubi in operation for full 2Q 10 as opposed to 2Q 09
 • General increase in crew and maintenance costs
  During 2Q 10 we carried out class drydocks of our UP Esmeralda, UP Safira and UP Diamante

North Sea Spot Rates 2007- 2Q 2010
British Pounds / Day
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
$ / Day
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
20,604
26,069
22,881
19,823
28,029
19,879
19,615
27,895
2Q 2008
1H 2009
1H 2010
2Q 2009
2Q 2010
Brazil
North Sea

Offshore Supply Business 2Q 2010 Overview
Six vessels in Operation:
(1) Company calculations / data
(2) Includes income related to delay and loss of hire insurances in 2008 - basis calendar days
Our 6 PSVs are now operating in Brazil for
Petrobras on 3-4 year term contracts with
earnings which exceed the best historical average
experienced so far
The North Sea market experienced a rebound in spot rates during 2Q 2010 reaching GBP 30,600 per day on average and have since settled back to levels experienced a year ago
North Sea & Brazilian Fleet Daily Average Time Charter (1) (2)
Market in the North Sea has remained volatile but
average levels were significantly above 2Q 2009
averages
Source: Seabreeze - July 2010
NS Market average 2Q 09: £ 9,228
NS Market average 2Q 10: £ 22,211
Our North Sea vessels were repositioned into
Brazil during 2H 2009 and 1Q 2010

Gross Profit Contribution (1) (2)
GPC & EBITDA (in $000's)
30,000
25,000
20,000
15,000
10,000
5,000
0
25,411
7,245
18,166
GPC Pro-Forma
G&A Pro-Forma FY 2009
Pro-Forma EBITDA

Offshore Supply Business Outlook
(1) Gross Profit Contribution = Revenues minus Voyage Expenses minus Running Costs
(2) Gross Profit Contribution of vessels can be affected by the devaluation of Brazilian Real against US Dollar
• GPC Pro-Forma Assumptions:
Basis GPC 1H 2010 of $11.7 MM with 6 vessels operational in Brazil
At same average gross rates as obtained by Brazilian fleet operating in
1H 2010 ($28,029 per day)
Running Costs and Voyage Expenses as same percentage of revenues as in 1H 2010
Pro-Forma annualized basis for 6 vessels + 1 Month operation of UP
Turquoise = GPC of $25.4 million
Pro-Forma EBITDA: GPC Pro-Forma minus G&A expenses
Positioning expenses of UP Turquoise and UP Jasper could have an additional effect of $0.8 million in 2010 results

• Market is estimated to double its demand for supply vessels by 2015

Brazilian Onshore and Offshore Crude Oil & Natural Gas Production from 1954-2009 [2]

Volume (in '000 bpd)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1954
1959
1964
1969
1974
1979
1984
1989
1994
1999
2004
2009
Onshore
Offshore

Petrobras CAPEX breakdown [2]

2.5, 1%
5.1, 2%
17.8, 8%
118.8, 53%
73.6, 33%
Exploration & Production
Refinery Transport Commercialization (RTC)
Gas & Energy
Petroquimica
Distribution
Biofuels
Corporate

Six very modern Platform Supply
Vessels are under construction
Offshore Supply Business Outlook - Growth Initiatives
(1) Deliveries have been delayed therefore these dates should not be considered as final
(2) Source: Petrobras webpage - http://www.petrobras.com.br/en/investors/
4Q 10
1Q 11
2Q 11
2H 11
UP Turquoise
UP Jasper
2 PSVs
1 PSV
Bharati V-381
1 PSV
 Bharati V-386
2 PSVs
Bharati V-382
Bharati V-387
UP Jasper and UP Turquoise (Chinese-built): Launched
V-381 / V-382 / V-386 (Indian-built): Keel laid
V-387 (Indian-built): Steel cutting progressing
Delivery dates (informed by Yards) (1)
CHINA
INDIA
Brazilian market growth is driving demand for technologically equipped vessels capable of deep sea oil drilling (2)
 • Petrobras set a monthly Oil Production record in April 2010 of 2.03 million barrels per day. It plans to achieve 3.9 million barrel per day production by 2014 and 5.4 million by 2020
$224.1 Bn

FINANCIAL HIGHLIGHTS OCEAN *($000's)*	Six months ended June '10	Six months ended June '09	% Change	2Q 10	2Q 09	% Change
Revenues	**$30,655**	**$51,116**	-40%	**$12,910**	**$25,748**	-50%
Voyage Expenses	(4,823)	(7,831)	-38%	(2,083)	(4,517)	-54%
Running Costs	(14,281)	(16,119)	-11%	(6,814)	(8,020)	-15%
Administrative and commercial expenses	(3,853)	(3,751)	3%	(2,149)	(2,108)	2%
Other operating income (expenses)	(150)	1,150		9	250	-96%
Net Gains on derivatives	9,369	-		266	-	
Unrealized non-cash gains on FFAs	(1,250)	-			-	
Realized net gain on FFAs				1,251		
Investment in Affiliates	(23)	27		(8)	32	
Net income attributable to non-controlling interest in subsidiaries	-	-		-	0	
Other net	(9)	27		(93)	7	
Segment Adjusted EBITDA	**$15,635**	**$24,619**	**-36%**	**$3,289**	**$11,392**	**-71%**

Ocean Business 2Q 2010 Highlights
Revenue decrease results from the reduction of our Capesize fleet from four to only one vessel and to the corresponding reclassification of FFA positions which accounted for as cash flow hedges
Voyage Expenses and Running Costs have also decreased with the sale of our Capesize ships partially counterbalanced with the commencement of service of our new containership MV Asturiano in May 2010

Capesize Fleet 2Q 2010 Overview and Outlook
Our remaining Capesize vessel, Princess Katherine, is
currently fully covered with FFAs for remainder 2010
As of August 3, 2010, the mark-to-market of our FFAs
was $8.6 million
On August 4, 2010, we entered into an MOA whereby we
agreed to sell our Capesize vessel, Princess Katherine
If sale of vessel is materialized full divestment of
Capesize fleet will have been achieved as anticipated by
latest mid 4Q 2010
Q4 10
Q1 11
$26,356
$25,550
Actual
Future Curve
Q3 10
4 Capesize Time Charter Route Average(1) (2)
(1) Baltic Exchange Forward Assessment as of August 3, 2010.
(2) The time charter rates mentioned in this graph correspond to the typical index vessel of 175,000 dwt. Our ships trade at a discount of this typical ship.
(3) Delivery period in MOA: Between September 1, 2010, and October 15, 2010. Assumed 85 days until September 23, 2010 (Middle of the period) with August 3,
 2010, curve
Capesize fleet second half 2010 Pro-forma gross profit contribution (including FFA results): $10.7 million
▪ Pro-Forma Assumptions:
Princess Katherine GPC 1H 10: $0.9 million
Princess Katherine GPC 2H 10: BFA for 85 days (3) @ 50% discount: $9,327 per day è ~ estimated GPC: (9,327-12,589)*85 = $(277,270)
Mark to market FFAs @ June 30, 2010: $11.0 MM
$19,053
Q2 10
Q1 10

Montevideo
Buenos Aires
Mar del Plata
Bahia Blanca
Puerto Madryn
Puerto Deseado
Ushuaia
Tierra del Fuego

We operate a fleet of 5 product tankers
Our fleet is employed in South America on long term charters with Oil
Majors
Local demand for modern capacity is very stable
Product Tanker Fleet
Tanker Fleet Overview / Container Vessel Market
Container Vessel - MV Asturiano
On February 26, 2010, we agreed to purchase MV
Asturiano, a 2003-built container vessel of 13,700 tons dwt
and 1,118 TEUs
The vessel has commenced operation on May 21, 2010
Primary Route: Ushuaia-Buenos Aires-Montevideo
As of June 30, 2010, three full voyages had been
completed with cargo volume steadily picking up
2H 2010 service is expected to reach break-even

($000's)	**2H 10**	**2011**
River Business		
Re-engining and repowering Project	11,217	7,200
Barge building	8,600	18,720
Barge Re-bottoming	3,000	6,000
Total River Business	**22,817**	**31,920**
Offshore Supply Business		
4 PSVs Construction in India	8,660	30,910
2 PSVs Construction in China	10,520	
Dry docks	2,100	1,200
Total Offshore Supply Business	**21,280**	**32,110**
Ocean Business		
Dry docks	670	1,000
Total Ocean Business	**670**	**1,000**
Ultrapetrol Total CAPEX	**44,767**	**65,030**

2H 2010-2011 Total CAPEX = $109.2 Million
Cash & Cash Equivalents as of June 30, 2010 of $46.0 million
Undrawn portion of DVB / Natixis Financing as of June 30, 2010: Up to $69.5 million
Two Chinese PSVs financed fully from our own cash - plan to finance post-delivery in 4Q 2010
This table is provided as a general guide of expected Capital Expenditures under the assumption that certain long term strategies are implemented and all assets / ships can be purchased / built at desired prices and delivered within expected timeframes. This program may change in the future according to the view the Company may have of any particular part of our business at a given point in time.
Expected Expansion CAPEX Program

($000's)	Six months ended June '10	Six months ended June '09	% Change	2Q 10	2Q 09
Revenues					
Attributable to River Business	$58,534	$43,125	36%	$34,259	$19,849
Attributable to Offshore Supply Business	25,648	18,456	39%	13,438	9,284
Attributable to Ocean Business	30,655	51,116	-40%	12,910	25,748
Total revenues	**114,837**	**112,697**	**2%**	**60,607**	**54,881**
Voyage expenses					
Attributable to River Business	(21,628)	(19,001)	14%	(12,399)	(9,209)
Attributable to Offshore Supply Business	(1,780)	(719)	148%	(706)	(312)
Attributable to Ocean Business	(4,823)	(7,831)	-38%	(2,083)	(4,517)
Total voyage expenses	**(28,231)**	**(27,551)**	**2%**	**(15,188)**	**(14,038)**
Running costs					
Attributable to River Business	(14,830)	(15,368)	-4%	(8,410)	(7,419)
Attributable to Offshore Supply Business	(12,212)	(7,770)	57%	(5,751)	(3,686)
Attributable to Ocean Business	(14,281)	(16,119)	-11%	(6,814)	(8,020)
Total running costs	**(41,323)**	**(39,257)**	**5%**	**(20,975)**	**(19,125)**
Amortization of Dry Dock & Intangible Assets	(1,913)	(2,225)	-14%	(989)	(1,142)
Depreciation of Vessels and Equipment	(15,031)	(18,063)	-17%	(7,232)	(9,161)
Administrative and commercial expenses	(12,935)	(11,616)	11%	(6,694)	(6,120)
Other operating income (expenses)	513	961	-47%	65	195
Operating profit	**$15,917**	**$14,946**	**6%**	**$9,594**	**$5,490**
Attributable to River Business	8,432	(3,186)	-365%	6,457	(2,784)
Attributable to Offshore Supply Business	5,244	4,384	20%	3,535	2,322
Attributable to Ocean Business	2,241	13,748	-84%	(398)	5,952
Segment Adjusted EBITDA					
Attributable to River Business	16,132	3,163	410%	10,371	588
Attributable to Offshore Supply Business	8,334	6,960	20%	5,109	3,625
Attributable to Ocean Business	15,635	24,619	-36%	3,289	11,392
Discontinued Operations	(510)	(858)	-41%	4	(309)
Financial Income	203	218	-7%	111	123
Other financial expense	(2,550)	1,044		(1,269)	2,653
Adjusted EBITDA	**$37,244**	**$35,146**	**6%**	**$17,615**	**$18,072**

Quarter-on-Quarter Ultrapetrol’s Income Statement

($000's)	Six months ended June '10	Six months ended June '09	2Q 10	2Q 09
Revenues	$114,837	$112,697	$60,607	$54,881
Voyage Expenses	(28,231)	(27,551)	(15,188)	(14,038)
Running Costs	(41,323)	(39,257)	(20,975)	(19,125)
Depreciation and amortization	(16,944)	(20,288)	(8,221)	(10,303)
Loss on write-down vessels	0	0	0	0
Administrative and commercial expenses	(12,935)	(11,616)	(6,694)	(6,120)
Other operating income (expenses)	513	961	65	195
Operating income	**15,917**	**14,946**	**9,594**	**5,490**
Financial expense and other Financial expenses	(14,968)	(10,986)	(7,516)	(3,313)
Financial Income	203	218	111	123
Net Gains on Derivatives, net	9,369	115	266	40
Investment in Affiliates	(155)	20	(110)	110
Other, net	(451)	(402)	(328)	(243)
Income Taxes	(642)	(2,296)	(1,232)	(1,889)
Net income attributable to non-controlling interest in subsidiaries	(273)	(225)	(125)	(95)
Net income from continuing operations	**9,000**	**1,390**	**660**	**223**
Basic EPS from continuing operation	$0.31	$0.05	$0.02	$0.01
Income (loss) from discontinued operation	(515)	(862)	0	(312)
Basic EPS from discontinued operation	($0.02)	($0.03)	$0.00	($0.01)
Net income (loss) attributable to Ultrapetrol (Bahamas) Ltd	**$8,485**	**$528**	**$660**	**($89)**
EPS (In USD)	$0.29	$0.02	$0.02	($0.00)
Adjusted EBITDA	**$37,244**	**$35,146**	**$17,615**	**$18,072**
Adjustments to net Income as reported				
Income tax on Exchange Variance Provision	(1,274)	3,178	(172)	3,027
Non-cash (gains) losses on FFAs (1)	(1,250)	0	1,251	0
Adjusted net income	**$5,961**	**$3,706**	**$1,739**	**$2,938**
Adjusted EPS (In $)	**$0.20**	**$0.13**	**$0.06**	**$0.10**

(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix of this presentation

ULTRAPETROL

Quarter-on-Quarter Ultrapetrol’s Income Statement

($000's)	At June 30, 2010	At December 31, 2009
ASSETS		
Current assets		
Cash and cash equivalents	$45,968	$53,201
Restricted Cash	1,661	1,658
Accounts receivable, net of allowance for doubtful accounts of $ 270 and $ 411 in 2010 and 2009, respectively	20,910	16,402
Operating supplies	3,853	3,743
Prepaid expenses	4,464	4,210
Receivables from derivatives instruments	10,643	16,885
Other receivables	19,181	15,547
Other current assets	649	2,684
Total current assets	**107,329**	**114,330**
Non-current assets		
Other receivables	16,269	16,256
Restricted cash	1,181	1,181
Vessels and equipment, net	574,549	571,478
Dry dock	6,062	5,281
Investment in affiliates	1,632	1,787
Intangible assets	1,238	1,456
Goodwill	5,015	5,015
Other non-current assets	7,920	8,390
Deferred income tax assets	7,997	7,760
Total non-current assets	**621,863**	**618,604**
TOTAL ASSETS	**$729,192**	**$732,934**
LIABILITIES AND EQUITY		
Current liabilities		
Accounts payable	$18,853	$13,707
Accrued interest	2,062	2,008
Current portion of long-term financial debt	21,428	21,286
Other liabilities	9,777	8,977
Total current liabilities	**52,120**	**45,978**
Non-current liabilities		
Long-term financial debt net of current portion	378,736	384,245
Deferred income tax liability	12,265	13,033
Other non-current liabilities	1,729	1,095
Total non-current liabilities	**392,730**	**398,373**
Total liabilities	**444,850**	**444,351**
EQUITY		
Common stock, $0.01 par value: 100,000,000 authorized shares; 29,943,653	338	338
Additional paid-in capital	270,658	269,958
Treasury stock 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated earnings	25,842	17,357
Accumulated other comprehensive income (loss)	1,839	15,538
Total Ultrapetrol (Bahamas) Limited stockholders equity	**279,189**	**283,703**
Non-controlling interests in subdidiares	5,153	4,880
Total equity	**284,342**	**288,583**
TOTAL LIABILITIES AND EQUITY	**$729,192**	**$732,934**

Ultrapetrol’s Balance Sheet

Thank You
Questions & Answers

($000's)	Three months ended Jun-10	Jun-09
Total cash flows provided by operating activities	12,156	3,976
Total cash flows provided by (used in) investing activities	(17,040)	(17,185)
Total cash flows (used in) from financing activities	11,786	(17,846)
Net cash provided by operating activities from continuing operations	$ 13,685	$ 3,960
Net cash (used in) provided by operating activities from discontinued operations	(1,529)	16
Total cash flows from operating activities	12,156	3,976
Plus		
Adjustments from continuing operations		
Increase / Decrease in operating assets and liabilities	(6,029)	6,300
Expenditure for dry docking	2,120	1,554
Income Taxes	1,232	1,889
Financial Expenses	6,247	5,966
Gain on disposal of assets	(126)	-
Net loss attributable to non-controlling interest	(125)	(95)
Adjustment attributable to UP Offshore declassification	(4,995)	-
Adjustment to gains on derivatives, net	1,486	-
Other adjustments	(910)	(1,303)
Adjustments from discontinued operations		
Increase / Decrease in operating assets and liabilities	1,529	(632)
Expenditure for dry docking	-	-
Financial Expenses	4	3
Other adjustments	-	304
EBITDA as defined in the Notes due 2014 from continuing operations	$ 12,585	$ 18,271
EBITDA as defined in the Notes due 2014 from discontinued operations	$ 4	$ (309)
Consolidated EBITDA as defined in the Notes due 2014	$ 12,589	$ 17,962
Plus		
Adjustment attributable to UP Offshore declassification	$ 4,995	$ -
Adjustment to gains on derivatives, net	(1,486)	
Gains on derivatives, net	266	110
Realized net gain on FFAs	1,251	-
Adjusted Consolidated EBITDA	**$ 17,615**	**$ 18,072**

Appendix
 Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the
 Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in the Indenture governing the Company’s 9% First Preferred Ship Mortgage Notes due 2014. We do not intend for Adjusted
 EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management’s discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.
Cash flows from operating activities to Adjusted EBITDA reconciliation

($000's)	River	Period Ended June 30, 2010 Offshore Supply	Ocean	TOTAL
Segment operating profit	$8,432	$5,244	$2,241	$15,917
Depreciation and amortization	8,277	3,360	5,307	16,944
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(132)	(273)	(23)	(428)
Net Gains on derivatives, net	-	-	9,369	9,369
Other net	(445)	3	(9)	(451)
Unrealized non-cash gains on FFAs	-	-	(1,250)	(1,250)
Segment Adjusted EBITDA	**$16,132**	**$8,334**	**$15,635**	**$40,101**
Items not included in Segment Adjusted EBITDA				
Financial income				203
Other financial income				(2,550)
Adjusted Consolidated EBITDA from continuing operations				$37,754
Adjusted Consolidated EBITDA from discontinued operations				($510)
Adjusted Consolidated EBITDA				**$37,244**

($000's)	River	Period Ended June 30, 2009 Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($3,186)	$4,384	$13,748	$14,946
Depreciation and amortization	6,774	2,697	10,817	20,288
Investment in affiliates / Net loss attributable to non-controlling interest in subsidiaries	(7)	(225)	27	(205)
Gains on derivatives, net	-	115	-	115
Other net	(418)	(11.00)	27	(402)
Segment Adjusted EBITDA	**$3,163**	**$6,960**	**$24,619**	**$34,742**
Items not included in Segment Adjusted EBITDA				
Financial income				218
Other financial expenses				1,044
Adjusted Consolidated EBITDA from continuing operations				$36,004
Adjusted Consolidated EBITDA from discontinued operations				($858)
Adjusted Consolidated EBITDA				**$35,146**

Appendix (cont’d) - Segment operating profit to
Adjusted EBITDA reconciliation

($000's)	River	Offshore Supply	Ocean	TOTAL
	Second Quarter Ended June 30,2010			
Segment operating (loss) profit	$6,457	$3,535	($398)	$9,594
Depreciation and amortization	4,251	1,699	2,271	8,221
Non-cash loss on write-down of vessels	-	-	-	-
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(102)	(125)	(8)	(235)
Gains on derivatives, net	-	-	266	266
Other net	(235)	0	(93)	(328)
Unrealized non-cash gains on FFAs	-	-	1,251	1,251
Segment Adjusted EBITDA	**$10,371**	**$5,109**	**$3,289**	**$18,769**
Items not included in Segment Adjusted EBITDA				
Financial income				111
Other financial expenses				(1,269)
Adjusted Consolidated EBITDA from continuing operations				$17,611
Adjusted Consolidated EBITDA from discontinued operations				$4
Adjusted Consolidated EBITDA				**$17,615**

($000's)	River	Offshore Supply	Ocean	TOTAL
	Second Quarter Ended June 30,2009			
Segment operating (loss) profit	($2,784)	$2,322	$5,952	$5,490
Depreciation and amortization	3,533	1,369	5,401	10,303
Investment in affiliates / Net loss attributable to non-controlling interest in subsidiaries	78	(95)	32	15
Gains on derivatives, net	-	40	-	40
Other net	(239)	(11.00)	7	(243)
Segment Adjusted EBITDA	**$588**	**$3,625**	**$11,392**	**$15,605**
Items not included in Segment Adjusted EBITDA				
Non-cash (gains) losses on derivatives, net				0
Financial income				123
Other financial expenses				2,653
Adjusted Consolidated EBITDA from continuing operations				$18,381
Adjusted Consolidated EBITDA from discontinued operations				($309)
Adjusted Consolidated EBITDA				**$18,072**

Appendix (cont’d) - Segment operating profit to
Adjusted EBITDA reconciliation

Vessel Name	Description	DWT / TEU	Contract
Princess Katherine [1]	Capesize Vessels	164,100	BCI 4TC Related Time Charter
Miranda I		6,575	Time Charter
Alejandrina		9,219	Time Charter
Amadeo	Handysize / Product Tankers	39,530	Time Charter
Austral		11,299	Time Charter
Mediator I		5,706	Time Charter
MV Asturiano	Container Vessel	1,118	Liner Service

Ocean Fleet Overview
Appendix (cont’d)
(1) On August 4, 2010, we entered into an MOA for the sale of this vessel